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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                    Commission File No.:  1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a letter written by Richard A. Hackborn, a member of HP's board of directors, and Thomas J. Perkins, a member of Compaq's board of directors. This letter appeared in the December 9, 2001 edition of The Mercury News, San Jose.

OPINION:  EDITORIALS AND COLUMNS

HP-COMPAQ MERGER IS RIGHT CHOICE
DEAL MEETS THE DEMANDS OF RAPID CHANGE

BY RICHARD HACKBORN
AND THOMAS PERKINS

AS "elders" of Silicon Valley -- a rarity in such a young industry -- we can say with certainty and the benefit of perspective that the information technology industry has never seen a period of change like the one we are now entering.

Companies disregard this at their peril. That is why we cast our votes in emphatic favor of the merger of HP and Compaq, two companies whose future greatness depends on their ability to get ahead of change -- now. We are more convinced than ever that is the right choice for both companies.

Each of our boards and management teams had independently reached similar conclusions about the industry and the economic environment. We share a conviction that advances in technology, increased competition and changing customer requirements are rapidly transforming the structure and economics of the information technology industry.

These shifts are placing new demands on us and other companies, particularly as the customers we serve enter their own period of economic and structural change.

Facing increased competition themselves, our enterprise customers increasingly want to purchase integrated solutions, not individual products and technologies. They seek to benefit from the economics and flexibility of standards-based platforms and architectures. They want stronger partnerships with a smaller number of global, end-to-end solutions providers.

Individually, our companies have many of the key elements necessary to succeed in this environment. Together, we will have strength in all the key growth areas. Together, we will have the financial strength, economic efficiencies and operational effectiveness necessary to deliver greater value and more economic solutions to our customers.


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And together -- as well as with our partners -- we will be equipped to meet more of their needs, making the combined company a more strategic, more desirable partner.

Much has been made of the combined company's "exposure" to the PC sector. To begin with, the merger is not about PCs. It is about growing the enterprise, services and printing and imaging businesses. But we also see good opportunity in the PC market. Our goal is to preserve the best parts of each PC business and improve the economics.

Most important, we will build on the substantial strengths of both companies to drive innovation across new access devices and categories. We believe the combination of a more efficient business model and industry-leading invention and innovation will make this a solid and growing business over the long term.

Preliminary economic analysis showed that synergies achieved by combining the two companies would lead to roughly $2.5 billion of annual cost savings. Further work will likely show that synergies may even surpass this estimate.

We did not undertake this merger lightly. And we have not focused solely on the business case, as compelling as it is. We also examined with great care whether this transaction serves the best interests of our employees and the communities where we live and do business. Again, the answer is a resounding yes -- when one considers the strategic paths available to these companies against the reality of a changed landscape.

We do not underestimate the challenges involved in a transaction of this size. We have prepared for them. The ability of the respective management teams to execute despite recent distractions is one measure of their ability to effect a smooth and rapid integration. We must change, and, since this is the best course for both companies, we must find the right way to make it happen.

As our industry contemplates the road ahead, there are solid examples of successful adaptation and evolution. While the goal of the new HP is not to replicate IBM, no one can deny that that great company needed to break with some of its past in order to be revitalized and restored to its current state of strength. That included the freedom to make changes that were, in some respects, inconsistent with the company's past "culture."

We intend to thrive by adapting, as IBM did. And we have the right management team to do it.

Change will be difficult, even painful perhaps. But no one with an appreciation of history or evolution can responsibly deny that it is necessary. We can control our destiny and create a great enterprise of enduring value if we embrace the right changes now. This merger is the one right choice for Compaq and HP.

----------
RICHARD HACKBORN IS A MEMBER OF THE BOARD OF DIRECTORS OF HEWLETT-PACKARD CO. THOMAS PERKINS IS A MEMBER OF THE BOARD OF COMPAQ COMPUTER CORP.

(C)2001 The Mercury News.


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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Compaq transaction or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Compaq transaction or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Compaq transaction or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Compaq transaction or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to the annual report on Form 10-K for the year ended Oct. 31, 2000, and subsequently filed reports. HP assumes no obligation and does not intend to update these forward-looking statements.


ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

     On November 15, 2001, HP filed a Registration Statement with the SEC containing a preliminary joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

     HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and

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Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.

     Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.


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